SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D
Under Securities Exchange Act of 1934
(Amendment No. 54)
Food Technology Service, Inc.
(formerly Vindicator, Inc.)

(Name of Issuer)
Common Shares, $0.01 Par Value

(Title of Class of Securities)
344798103

(CUSIP Number)
Neil J. Gotfrit, Esq.
MDS Nordion, a division of MDS (Canada) Inc.
(a successor of MDS Nordion Inc.) (“MDS Nordion”)
447 March Road
Ottawa, Ontario, Canada K2K 1X8

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 5, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐
Check the following box if a fee is being paid with the statement ☐. (A fee is not required only if the reporting person: (1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 13 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	344798103	Page	1	of	5	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON MDS Nordion

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS *

WC & Affiliate

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		711,387

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

711,387

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

711,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.93%

14	TYPE OF REPORTING PERSON *

CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	344798103	Page	2	of	5	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON Laboratoires MDS Quebec Ltée

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS *

Affiliate

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Quebec, Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		711,387

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

711,387

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

711,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.93%

14	TYPE OF REPORTING PERSON *

CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	344798103	Page	3	of	5	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON MDS INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS *

WC & Affiliate

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		711,387

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

711,387

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

711,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.93%

14	TYPE OF REPORTING PERSON *

CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

Shares of Common Stock, $0.01 par value Food Technology Service, Inc. 502 Prairie Mine Road Mulberry, Florida 33860 USA
Item 2.	Identity and Background

N/A
Item 3.	Source and Amount of Funds or Other Consideration.

N/A
Item 4.	Purpose of Transaction

Item 4 is hereby amended.

FTSI has incurred indebtedness to MDS Nordion. On January 5, 2009, MDS Nordion received payment from FTSI of $100,000US in reduction of the indebtedness. A portion of that indebtedness, namely $63,194US (the “Convertible Indebtedness”) remains convertible into common shares of FTSI at 70% of the closing price on the last trade date prior to the date of exercise of the conversion right.

The closing share price of FTSI decreased to $0.93 as of January 2, 2009. The conversion price therefore on January 5, 2009 is $0.651 (70% of $0.93).

At the close of business on January 5, 2009, Nordion beneficially owned 711,387 shares of stock, which constitutes approximately 24.93% of the outstanding shares of FTSI. The number of shares beneficially owned as of January 5, 2009 has been computed by aggregating (i) the number of shares that Nordion actually owns (614,315) and (ii) the number of shares into which Nordion could elect to convert the Convertible Indebtedness on the basis of the closing price as of January 2, 2009 (i.e., 70% of $0.93) or 97,072 shares. 2,756,000 shares of Food Technology Service Inc. were issued and outstanding as of January 5, 2009.
Item 5.	Interest in Securities of the Issuer

See Item 4 and 6.
Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

By Letter Agreement dated November 6, 2008, MDS Nordion extended its waiver of right of conversion of interest accruing on FTSI Convertible Indebtedness to January 1, 2010.
Item 7.	Materials to be filed as Exhibits

N/A

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true and correct.
Dated: January 7, 2009

MDS NORDION, a division of MDS (Canada) Inc.
By:	/s/ Neil J. Gotfrit
Name:	Neil J. Gotfrit
Title:	Associate General Counsel & Secretary

MDS INC.
By:	/s/ Peter E. Brent
Name:	Peter E. Brent
Title:	Senior Vice President, Legal & Corporate Secretary

LABORATOIRES MDS QUEBEC LTEE.
By:	/s/ Peter E . Brent
Name:	Peter E. Brent
Title:	Vice President & Corporate Secretary